SFO84, INC. (F.K.A MISTERBnB, INC.) AND PINKLAB 360

COMBINED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2019

SFO84, INC. AND PINKLAB 360
FOR THE YEAR ENDED DECEMBER 31, 2019

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders
SFO84, Inc. F.K.A MisterBnB, Inc. and Pinklab 360

We have reviewed the accompanying combined financial statements of SFO84, Inc. and Pinklab 360 (collectively, the "Company") which comprise the combined balance sheets as of December 31, 2019, and the related Statement of operations and total comprehensive loss, Statements of changes in stockholders' equity (deficit), and cash flows for the year then ended, and the related notes to the combined financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying combined financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying combined financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the combined financial statements, the Company has an accumulated deficit, recurring losses, and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 2. The Combined financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Adoption of New Accounting Pronouncements

As discussed in Note 2 to the financial statements, the Company adopted Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers* ("ASC 606"), as of January 1, 2019. Our opinion is not modified with respect to this matter.

JMK Precise Consulting, PLLC

MALVERN, PENNSYLVANIA

APRIL 20, 2020

SFO84, INC. AND PINKLAB 360
COMBINED BALANCE SHEET
DECEMBER 31, 2019

ASSETS

Current assets:

Cash and cash equivalents	$	1,626,242
Accounts receivable, net		112,111
Other receivables		62,162
Prepaid expenses		61,100
Total current assets		1,861,615
Property and equipment, net		53,633
Intangibles, net		1,129,679
Security deposits		99,984
Due from related party		27,319
TOTAL ASSETS	$	3,172,230

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accounts payable and accrued expenses	$	75,439
Deferred revenues		104,015
Total current liabilities		179,454
Long term liabilities		
Convertible notes		2,078,732

Commitments and contingencies (Notes 10 and 12)

Stockholders' equity (deficit)

Preferred stock		11,953,763
Class A common stock		6,963
Class B common stock		2,039
Additional paid-in capital		1,226,770
Accumulated deficit		(11,969,655)
Accumulated other comprehensive loss		(305,836)
Total Stockholders' equity		914,044
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	3,172,230

See independent accountant's review report and accompanying notes to combined financial statements.

3

SFO84, INC. AND PINKLAB 360
COMBINED STATEMENT OF OPERATIONS AND TOTAL COMPREHENSIVE LOSS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:		
Hosting and guest commission	$	2,800,684
Adverting		19,255
Total revenues		2,819,939
Cost of revenue:		
Transactional processing fees		377,828
Hosting insurance		28,316
Host and guest communications services		38,106
Total cost of revenues		444,250
Gross profit		2,375,689
Operating expenses		4,509,815
Loss from operations		(2,134,126)
Other income (expense):		
Taxes		(12,447)
Stock option expenses		(37,651)
Foreign exchange adjustment		46,357
Other expenses		(98,868)
Total other expenses, net		(102,609)
NET LOSS		(2,236,735)
Unrealized gain on currency translation		48,731
TOTAL COMPREHENSIVE LOSS	$	(2,188,004)

See independent accountant's review report and accompanying notes to combined financial statements.

SFO84, INC. AND PINKLAB 360
COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019

	Preferred Stock	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance - January 1, 2019	$ 11,953,763	$ 6,963	$ 2,039	$ 1,189,119	$ (9,732,920)	$ (354,567)	$ 3,064,397
Unrealized gain on currency translation						48,731	48,731
Stock option expenses				37,651			37,651
Net loss	-	-	-	-	(2,236,735)		(2,236,735)
BALANCE - DECEMBER 31, 2019	$ 11,953,763	$ 6,963	$ 2,039	$ 1,226,770	$ (11,969,655)	$ (305,836)	$ 914,044

SFO84, INC. AND PINKLAB 360
COMBINED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:		
Net loss	$	(2,236,735)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation and amortization		627,082
Stock option expenses		37,651
Unrealized gain on currency translation		48,731
Changes in operating assets and liabilities:		
Accounts receivable, net		(61,240)
Other receivables		(12,256)
Prepaid expenses		28,052
Security deposits		6,566
Accounts payable and accrued expenses		(103,855)
Deferred revenues		(151,795)
Net cash used in operating activities		(1,817,799)
Cash from investing activities:		
Change of property and equipment		2,646
Acquisition of intangible assets		(402,822)
Net cash used in investing activities		(400,176)
Cash flows provided by financing activities:		
Convertible notes		2,078,732
Net increase (decrease) in cash and cash equivalents		(139,242)
Cash and cash equivalents - beginning		1,765,484
CASH AND CASH EQUIVALENTS- ENDING	$	1,626,242
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Taxes	$	23,167

See independent accountant's review report and accompanying notes to combined financial statements.

6

NOTE 1.   <u>**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**</u>

<u>Business activities</u>

MisterBnB, Inc. was incorporated on March 25, 2014 in the state of Delaware and operates a travel and social networking platform that provides rented lodging and accommodations between individuals dedicated to the gay and gay-friendly community within the United States. On May 13, 2016, a certificate of amendment was filed to change the name to SF084, Inc.

Pinklab 360 was incorporated on November 9, 2015 in France and operates a travel and social networking platform that provides rented lodging and accommodations between individuals dedicated to the gay and gay-friendly community internationally, outside of the United States.

<u>Principles of combination</u>

The accompanying combined financial statements include the accounts of SF084, Inc. and Pinklab 360, collectively referred to as the "Company" which are both majority owned by the Mister B&B Group. The combined financial statements have been prepared on the accrual basis of accounting. Intercompany transactions consist of rental revenue and expense and temporary loans. All significant intercompany balances have been eliminated in combination.

<u>Basis of presentation</u>

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Use of estimates</u>

The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Foreign currency translation</u>

Pinklab 360 uses the Euro for its functional currency. Using historical and year-end exchange rates, Pinklab 360 converts its balances to U.S. Dollars and the differences are recognized as unrealized currency translation gains or losses.

<u>Cash and Cash Equivalents</u>

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Revenue recognition

The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product to a customer. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, and that are collected by the Company from a customer, are excluded from revenue. Substantially all of the Company's revenues originate from contracts with customers with a single performance obligation to provide customer with a product at the point of sale for the Company's guest commissions and at over time for the Company's host commission. The Company recognizes host commissions after the check-in of guests and recognize guest commissions at the time of booking. The Company recognizes advertising revenue as the services are provided. The Company's revenue is reported at the determinable transaction price, net of any sales tax collected from a customer.

Recently adopted accounting pronouncements

In May 2014, the Financial Accounting Standards Board's ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* (Topic 606), with several clarifying updates issued subsequently. In conjunction with Topic 606, a new subtopic, ASC 340-40, Other Assets and Deferred Costs - Contracts with Customers, was also issued. ASU No. 2014-09 replaced most existing revenue recognition and certain cost guidance under U.S. GAAP. Collectively, the Company refers to Topic 606 and Subtopic 340-40 as "ASC 606." ASC 606 amends existing accounting standards for revenue recognition and establishes principles for recognizing revenue upon the transfer of promised goods or services to customers based on the expected consideration to be received in exchange for those goods and services.

The Company adopted ASC 606 effective January 1, 2019, using the modified retrospective transition method. No material changes have resulted as a result of implementing this ASU.

The Company elected to use the following transition practical expedients provided in ASC 606.

- ASC 606 was applied only to contracts that were not completed as of January 1, 2019.

- The measurement of the transaction price excludes all taxes assessed by government authority that are both imposed on and concurrent with specific revenue producing transaction and collect by the Company from a customer.

Accounts receivable

Accounts receivable is stated at the amount the Company expects to collect from balances outstanding at year-end. The Company uses the allowance method under generally accepted accounting principles for recording bad debts. As of December 31, 2019, management recorded an allowance for uncollectable accounts of $7,737.

NOTE 1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Property and equipment

Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is five years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Impairment test on long-lived assets

The Company will periodically review the long-lived assets for impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the carrying amounts of the long-lived assets exceed their respective fair values, additional impairment tests are performed to measure the amount of the impairment loss, if any. As of December 31, 2019, there has been no impairment of the long-lived assets.

Intangible assets

Intangible assets consist of software development costs and a trade name. Research and development costs for software are charged to expense as incurred. However, the costs incurred for the development of software that will be sold, leased, or otherwise marketed are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies.

Amortization of capitalized software development costs begins when the product is available for general release to customers. Amortization is computed on the straight-line method over the estimated economic life of the product. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately.

The Company capitalized product development costs of $402,822 during 2019.

The trade name is considered to be an indefinite-lived intangible asset and not subject to amortization, however, the Company performs an annual evaluation or more frequently if circumstances indicate that the asset may be impaired, to ascertain whether there has been an impairment. No impairment occurred in 2019.

Stock-based compensation

The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the combined statement of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable requisite service or vesting period.

Advertising

Advertising costs are expensed as incurred and aggregated $725,490 for the year ended December 31, 2019.

NOTE 1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Income taxes

The Company's deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

The Company recognizes and measures its unrecognized tax benefits in accordance with the guidance found in the FASB's Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant combined financial statement exposure to uncertain income tax positions at December 31, 2019. The Company is not currently under audit by any tax jurisdiction.

Recently issued but not yet effective accounting pronouncement

In February 2016, FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right-of-use asset and a lease liability and enhanced disclosures regarding the amount, timing, and uncertainty of cash flows arising from leases. In July 2018, FASB issued ASU No. 2018-10, Codification Improvements to Topic 842 and ASU No. 2018-11, Leases: Targeted Improvements which provided narrow amendments to clarify how to apply certain aspects of the new leases standard and options regarding transition. The standard requires either a modified retrospective transition approach with application in all comparative periods presented, or an alternative transition method, which permits the Company to use its effective date as the date of initial application without restating the comparative period financial statements and recognizing any cumulative effect adjustment to the opening balance sheet. In November 2019, FASB issued ASU No. 2019-10, Financial Instruments Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). ASU No. 2019-10 amended the effective date for ASU 2016-02 and related amendments. ASU 2016-02, as amended, is effective for fiscal years beginning after December 15, 2020. The Company is currently evaluating the effect on its financial statements and related disclosures

NOTE 1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Subsequent events

In accordance with FASB ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through April 20, 2020, the date on which these combined financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these combined financial statements except disclosed in note 13.

NOTE 2.   **GOING CONCERN**

The Company's strategic plan for 2020 is focused on working towards profitability. This objective will be achieved principally by increasing technology staffing in order to develop better connections with property management systems and to optimize product conversions. The Company will also focus on increasing the database of hosts through continued marketing campaigns. Management believes with low fixed costs structure, the Company's expenses may rise and drop along with its revenue, making it easier to endure the current situation. The Company has various investors who are willing to reinvest in the event of further capital need. The Company believes the combination of its strategic plan and the access to additional financing will enable the Company to continue as a going concern for a reasonable period of time.

During the next 12 months, the Company intends to fund its operations with funding from a Series B raise and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional funds, its business, operating results, financial condition, and cash flows may be materially and adversely affected. These combined financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 3.   **PROPERTY AND EQUIPMENT**

Property and equipment consisted of the following at December 31, 2019:

Furniture and equipment	$	13,954
Computers and hardware		87,307
Total		101,261
Less: accumulated depreciation		47,628
	$	56,633

Total depreciation expense charged to operations for each of the year ended December 31, 2019 was $21,273.

NOTE 4. **INTANGIBLES, NET**

Intangibles, net consisted of the following at December 31, 2019:

	Acquisition Cost	Accumulated cost	Net carrying amount
Trade name	$ 187,185	$ -	$ 187,185
Software development costs	2,110,517	(1,168,023)	942,494
	$ 2,297,702	$ (1,168,023)	$ 1,129,679

Total amortization expense charged to operations for each of the year ended December 31, 2019 was $605,809.

NOTE 5. **CONCENTRATION OF CREDIT RISK**

The Company maintains cash balances with a financial institution. At times, such amounts may exceed the federally insured limit.

NOTE 6. **STOCKHOLDERS' EQUITY**

Pursuant to its articles of incorporation, SF084, Inc. is authorized to issue up to 7,500,000 shares of class A common stock at $0.001 par value per share as of December 31, 2019. SF084, Inc. has issued and outstanding 6,962,950 shares of class A common stock at December 31, 2019. The holder of each share of class A common stock is entitled to one vote.

Pursuant to its articles of incorporation, SF084, Inc. is authorized to issue up to 30,000,000 shares of class B common stock at $0.001 par value per share as of December 31, 2019. SF084 Inc. has issued and outstanding 2,038,386 shares of class B common stock at December 31, 2019. The holder of each share of class B common stock is entitled to one vote.

SF084, Inc. is authorized to issue up to 17,166,191 shares of preferred stock at $0.001 par value per share as of December 31, 2019. SF084, Inc. had issued and outstanding 16,223,582 shares of preferred stock at December 31, 2019. The preferred stock has noncumulative dividend preference in the amount of 8% of the original issue price per share and liquidation preference over common stock. The preferred stock is automatically convertible to common B stock at a ratio of 1:1 upon either the occurrence of an initial public offering or upon majority approval of the preferred shareholders. The preferred stock is nonredeemable and has voting rights equal to the number of whole shares of class B common stock into which the preferred stock could be converted.

NOTE 7. **CONVERTIBLE NOTES**

The Company entered a series of convertible note agreements with various investors through a combination of Regulation Crowdfunding and Regulation D, 506 C with the funding portal Wefunder for the amount of $2,053,397. The Convertible note requires yearly capitalization of interest and expected to be converted in stock at maturity date. The Convertible note bore simple interest at 3.00% and mature in 3 years from the date of issuance. The Company may prepay the outstanding principal amount and any unpaid accrued interest at any time.

See independent accountant's review report.

NOTE 7.   <u>CONVERTIBLE NOTES (CONTINUED)</u>

Convertible notes consisted of the following at December 31, 2019:

Principal - regulation crowdfunding	$	1,047,068
Principal - regulation D, 506 C		1,006,329
Accrued interest		25,335
Total	$	2,078,732

Maturities for convertible notes are summarized as follows:

Year ending December 31:		Amount
2022	$	2,078,732

NOTE 8.   <u>INCOME TAXES</u>

The Company has United states and France net operating loss carry forwards of approximately $11,969,000 at December 31, 2019, of which approximately $ 6,140,000 are available to offset future taxable income which begin to expire in 2034 and approximately $5,829,000 are available to offset future taxable income and carryforward indefinitely until used.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

NOTE 9.   <u>DUE FROM RELATED PARTY</u>

The Company has amounts due from related parties amounting to $27,319 as of December 31, 2019. There are no terms of agreement for the balance concerning timing of repayment or interest rate to be applied. As no repayments have occurred or are planned to occur during 2020, the amount due to the related parties is reported as noncurrent on the accompanying combined balance sheet.

NOTE 10.   <u>COMMITMENTS AND CONTINGENCIES</u>

From time to time, the Company may be involved in claims and legal actions arising in the ordinary course of business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its combined financial condition or results of operations or cash flows.

NOTE 11.   <u>EQUITY INCENTIVE PLAN</u>

During 2016 and 2017, the Company granted options to certain employees and nonemployees pursuant to the terms of the 2015 Equity Incentive Plan. The maximum number of shares available to be granted under this plan is 4,380,000 shares. As of December 31, 2019, there were 833,607 shares available for future issuance. Options become vested over various terms ranging from vesting ratably over a three-year vesting term, to being 100% vested upon the grant date, to being 100% vested upon certain equity raise thresholds.

NOTE 11.   EQUITY INCENTIVE PLAN (CONTINUED)

The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value-based method and recognized as expenses in the combined statement of operations. The Company uses the Black-Scholes pricing model to value options.

The Company has 1,537,207 share options outstanding with a weighted average exercise price of $0.26 at December 31, 2019. There were no stock options issued or exercised during 2019.

The following table summarizes additional information about share options outstanding and exercisable at December 31, 2019:

Range of exercise Prices	Share options Outstanding	Share options Exercisable	Weighted Average Life (in Months)
$ 0.14 - 0.26	1,537,207	1,447,988	4.81

NOTE 12.   OPERATING LEASES

The Company leases office space under an operating lease agreement that expires in November 2025. Monthly rental payments are $6,624 and the lease include various other incremental charges. Total rent expense was $107,372 for 2019.

Future minimum lease payments are as follows:

Year ending December 31:	Amount
2020	$ 79,488
2021	79,488
2022	79,488
2023	79,488
2024	79,488
Thereafter	79,488
	$ 476,928

NOTE 13.   SUBSEQUENT EVENTS

In late 2019, a novel strain of coronavirus, COVID-19, emerged globally. As the COVID-19 coronavirus continues to spread in the United States and around the world, the Company may experience disruptions that could severely impact its ability to carry out its activities. The impact of the outbreak of the COVID-19 coronavirus continues to rapidly evolve. The extent to which the COVID-19 coronavirus may impact the Company will depend on future developments, which are highly uncertain and cannot be predicted with confidence. These future developments and factors include but are not limited to, the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, supply chain and transportation disruptions, social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the virus. Due to these factors and other currently unknown factors that may come to light if this coronavirus outbreak and any associated protective or preventative measures expand, as of the date of the reviewer's report, the

NOTE 13.   SUBSEQUENT EVENTS (CONTINUED)

Company cannot reasonably estimate the impact to its activities, revenues, financial condition or results of operations; however, such impact could be significantly negative.